Filed via EDGAR    October 18, 2016

Ms. Melissa Raminpour
Branch Chief
United States Securities and
Exchange Commission
100 “F” Street, NE
Washington, D.C. 20549

Re:    DineEquity, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
Form 10-Q for the Fiscal Period Ended June 30, 2016
Filed August 3, 2016
Form 8-K Filed August 3, 2016
File Nos. 001-15283

Dear Ms. Raminpour:

As the Chief Financial Officer of DineEquity, Inc., I am providing our responses to the Staff’s comments raised in its letter dated September 26, 2016. For ease of reference, each of the Staff’s comments is reproduced below in its entirety, and the Company’s response immediately follows.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis

Key Performance Indicators, page 29

1.     Refer to your tabular presentation of Domestic Same-restaurant Sales on page 31. In the introductory paragraph, please disclose that the percentage change in sales at the Effective Restaurants is based on non-GAAP sales data as it combines restaurant sales of franchisees and area licensees as well as company-owned restaurants. Also refer to the table of unaudited reported sales in footnote (b). In that regard, please provide sufficient context in footnote (b) of the impact, favorable or unfavorable, of the franchisees’ reported sales on your earning trend regarding franchise fees income.

We will modify the language of the referenced paragraph in future periodic filings with the Commission with the underlined text as follows: “The following table sets forth for each of the past three years the number of ‘Effective Restaurants’ in the Applebee’s and IHOP systems and information regarding the percentage change in sales at those restaurants compared to the same periods in the prior two years. Sales at restaurants that are owned by

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franchisees and area licensees are not attributable to the Company and, as such, the percentage change in sales at Effective Restaurants is based on non-GAAP sales data. However, we believe that presentation of this information is useful in analyzing our revenues because franchisees and area licensees pay us royalties and advertising fees that are generally based on a percentage of their sales, and, where applicable, rental payments under leases that partially may be based on a percentage of their sales. Management also uses this information to make decisions about future plans for the development of additional restaurants as well as evaluation of current operations.”

We will modify the language of the referenced footnote in future periodic filings with the Commission with the underlined text as follows: “(b) ‘System-wide sales’ are retail sales at Applebee’s restaurants operated by franchisees and IHOP restaurants operated by franchisees and area licensees, as reported to the Company, in addition to retail sales at company-operated restaurants. Sales at restaurants that are owned by franchisees and area licensees are not attributable to the Company. An increase in franchisees’ reported sales will result in a corresponding increase in our royalty revenue, while a decrease in franchisees’ reported sales will result in a corresponding decrease in our royalty revenue.”

Liquidity and Capital Resources of the Company

Free Cash Flow, page 45

2.     We note your computation of the non-GAAP measure of free cash flow differs from the typical calculation (cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures). Refer to the Staff’s Compliance & Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures, Question No. 102.07. Therefore, please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated or revise your computation to comply with that in the C&DI. Also, please explain how this measure is useful to investors for general corporate purposes and clarify that it is a liquidity rather than operating performance measure as we note your reconciliation to operating cash flows. Please ensure that the description pertaining to its usefulness does not imply that the measure represents the residual cash flow available for discretionary purposes, if it excludes material mandatory expenditures such as debt service.

In future periodic filings with the Commission, we will revise the title of the non-GAAP measure we are using from “free cash flow” to “adjusted free cash flow.” We will provide the requested explanation and clarification as follows: “We define ‘adjusted free cash flow’ for a given period as cash provided by operating activities, plus receipts from notes and equipment contract receivables, less additions to property and equipment. Management uses this liquidity measure in its periodic assessments of, among other things, the amount of cash dividends per share of common stock and repurchases of common stock and we believe it is important for investors to have the same measure used by management for that purpose. Adjusted free cash flow does not represent residual cash flow available for discretionary purposes.”

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Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Stock-based Compensation, page 63

3.     We note from your disclosure on page 81 (Note 16 – Net Income per Share) that you appear to calculate net income per share under the two-class method due to participating securities (i.e. unvested restricted stock). Please expand your accounting policy to disclose that your stock-based compensation participants share in dividends with your common stockholders and include a discussion of the rights of these participating security holders. Reference is made to ASC 260-10-45-60.

In future periodic filings with the Commission, we will integrate the following disclosure within the accounting policy related to stock-based compensation: “Subject to restrictions on transfer and forfeiture under certain circumstances, the holder of unvested restricted stock has the right to vote and receive regular cash dividends with respect to the shares of unvested restricted stock.”

Reporting Segments, page 64

4.     We note you disclose that your reportable segments have been identified as franchise operations and rental operations. However, you appear to continue to provide discussion and disclosure based on four reportable segments in MD&A, Results of Operations, and Note 18, Segment Reporting. Please expand your narrative to reconcile the disclosure of having two reportable segments but also the usefulness to investors of presenting and providing discussion of all four operating segments. Further, we note the Financing operations segment’s profitability exceeded 10% of income before income tax provision for fiscal years 2014 and 2013, which appears to be a separate reportable segment.

In order to provide consistent, comparable information to investors, we have presented segment reporting disclosures in our financial statement footnotes and discussion of financial results in MD&A for four operating segments (franchise, rental, company restaurants and financing operations), in every year beginning with the fiscal year ended December 31, 2003. We have consistently made the disclosures for these four operating segments regardless of whether the quantitative thresholds in ASC 280-10-50-12 were exceeded by each operating segment in each period presented. Such disclosure is permitted by ASC 280-10-50-12, which states “Operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements.”

We acknowledge the potential confusion created in our Form 10-K for the Fiscal Year Ended December 31, 2015 by identifying as reportable segments the two operating segments that exceeded the quantitative thresholds in ASC 280-10-50-12 for the fiscal year ended December 31, 2015, while continuing to report information for four operating

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segments in MD&A, Results of Operations, and Note 18, Segment Reporting, and by implying that other operating segments did not exceed the quantitative thresholds in any of the prior periods presented. In future periodic filings with the Commission we will identify all of our four operating segments as reportable segments, as management believes that information about all segments is useful to readers of the financial statements.

Note 7 – Long-term Debt

Covenants and Restrictions, page 70

5.     We note from Section 3.6(f) of your “Series 2014-1 Supplement,” included as Exhibit 4.2 to the Form 8-K filed October 3, 2014, that you have the option to prepay the Class A-2 Notes at any time upon the payment of a make-whole premium. We also note from this Supplement that you may be subject to a mandatory make-whole premium payment should certain conditions arise, i.e. Rapid Amortization Period, Asset Disposition, et al. Please tell us the consideration given to accounting for the embedded features within the Notes, and provide footnote disclosure of your treatment. Reference is made to paragraphs 05-1 and 25-1 of ASC 815-15.

Upon issuance of the referenced Class A-2 Notes in 2014, we identified the mandatory make-whole premium as an embedded feature that was contingently exercisable and not entirely in the control of the Company and, accordingly, we considered this feature for bifurcation. In applying the guidance of ASC 815-15, we determined that the embedded feature was not clearly and closely related to the host instrument and therefore the embedded feature had to be bifurcated.

The primary element that factored into the determination of the fair value of the bifurcated derivative was the likelihood a contingency that triggers a rapid amortization event will occur. The most significant triggers to a rapid amortization event relate to the maintenance of a Debt Service Coverage Ratio (“DSCR”) of at least 1.3x and maintaining combined System-wide Sales (“SWS”) for Applebee’s and IHOP of no less than $3,500,000,000. Those two triggers are interrelated because our financial models utilized in negotiating the specific terms of the Class A-2 Notes indicated that royalty revenues from combined SWS of $3.5B would result in a DSCR of approximately 1.3x. We noted the combined SWS were $7.5B for the twelve months ended December 31, 2014, and the DSCR for that period was 4.9x. We noted the combined SWS were $6.9B, $6.9B, $7.0B, $7.1B and $7.3B for the fiscal years ended 2009-2013, respectively. We noted that forecast combined SWS were $8.0B, $8.2B, $8.4B, $8.7B and $9.0B for the fiscal years ended 2015-2019, respectively.

In light of the historical SWS amounts, the forecast SWS amounts through 2019 and the amount by which these amounts exceed the SWS level that would trigger a rapid amortization event, we considered it to be highly remote that a rapid amortization event will occur. Therefore, in estimating the fair value of the embedded derivative, we determined that the extremely high probability of an expected cash flow of zero associated with a rapid

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amortization event not occurring resulted in an overall probability-weighted cash flow of an immaterial amount. The assessment of fair value of the embedded feature is revisited each reporting period.

In assessing the fair value of the embedded derivative as of December 31, 2015, we noted combined SWS of $7.9B and a DSCR of 5.4x and again estimated the fair value of the embedded derivative to be an immaterial amount.

In future periodic filings with the Commission, we will provide footnote disclosure of the existence of the embedded derivative. We will continue to re-assess the estimated fair value of the embedded derivative as of each reporting period and, if material, will disclose the estimated fair value thereof and will include our policy with respect to this estimate in critical accounting policies.

Form 10-Q for the Fiscal Period Ended June 30, 2016

Item 2 – Management’s Discussion and Analysis

Key Performance Indicators, page 13

6.     We note from your discussion on pages 15 and 16 that changes in average customer check and customer traffic are the drivers of your domestic same-restaurant sales for both Applebee’s and IHOP. In that regard, please revise by quantifying the impact of the drivers such as average customer check and customer traffic for the periods included in this disclosure.

Domestic same-restaurant sales are based on reported sales from approximately 3,700 restaurants operated by Applebee’s and IHOP franchisees and area licensees as well as sales from 10 company-operated IHOP restaurants. This data is used to record royalty revenues from franchise restaurants and retail sales from the 10 IHOP restaurants in our general ledger and, as a result, the impact of a period-to-period change in same-restaurant sales can be quantified with a high degree of accuracy.

Data underlying our calculation of customer traffic and average customer check, complementary components of the change in domestic same-restaurant sales, is not recorded in our general ledger and is subject to a higher degree of uncertainty than the revenue data. We estimate customer traffic and average customer check based on the number of order tickets reported by our franchisees. We do not utilize data on actual customer headcount, because servers writing the order tickets may or may not have noted the number of customers on each ticket, or may have noted the number of customers inaccurately. Since virtually all of the servers are not our employees, but rather are employees of our franchisees, we have less ability to enforce and monitor a rigorous gathering of accurate headcount data than we might have if we operated the restaurants and all servers were our employees.

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To briefly illustrate inherent uncertainties in our methodology, assume two people go out to eat, each order a $10 meal and request to pay separately, generating two tickets. Next month, the same people go out to eat, order the same meals, but one treats the other and picks up the check, generating only one ticket. Our revenue is unchanged, yet this ticket data would suggest the average check went up 100% while customer traffic went down 100% compared to the previous month. Though simplistic, this illustrates some of the uncertainty inherent in estimating average check and customer traffic based on ticket count. We believe that while the inherent uncertainties are not so great as to preclude qualitative commentary on directional changes in average check and traffic determined using our methodology consistently applied. However, the uncertainties do cause us concern with disclosing a quantified change, either in percentages or dollars, in customer traffic and average customer check.

In reviewing the public disclosures of other companies in the restaurant industry, we have noted diversity in practice with respect to disclosure of quantitative information on customer traffic and average customer check. We noted that most companies that are highly franchised, such as we are, do not provide quantitative traffic information. We noted some companies do provide quantitative information on the percentage change in their same-restaurant sales as well as percentage changes in customer traffic and customer check, however, we noted that most of the companies making these disclosures only have company-operated restaurants or a majority of company-operated restaurants. We further noted some companies that have both company-operated and franchise restaurants only provided quantitative traffic information for their company-operated restaurants.

We propose that in future periodic filings with the Commission, we will disclose the percentage change in same restaurant-sales as we have been doing, as well as the quantified (in dollars) impact of that change on royalty revenues compared to the prior period. We respectfully request to continue our practice of qualitatively discussing changes in customer traffic and average check.

Financial Results, page 19

7.     We note in your tabular disclosures of consolidated gross profit on page 19 and results of operations of the four operating segments beginning on page 20, the profitability measure is described as gross profit. Please confirm whether this segment profitability measure on a quarterly basis has been determined and is consistent with the measure described as segment profit which is also the segments’ income (loss) before income taxes as shown in Note 18 to the fiscal year ended December 31, 2015 Form
10-K. Please ensure consistency in your descriptions throughout your periodic filings.

We confirm that the profitability measure titled “gross profit (loss)” as used in the above-referenced table of consolidated gross profit and in the discussion in Management’s Discussion and Analysis of the results of operations of our operating segments is consistently determined in the same manner as the amounts described as the segments’

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income (loss) before income taxes as shown in Note 18 of Notes to the Consolidated Financial Statements of Form 10-K for the fiscal year ended December 31, 2015. In the segment disclosures footnote of future periodic filings, we will present the segment profit of each operating segment, the total of which will then be reconciled to the consolidated total of income (loss) before income taxes in the Statement of Comprehensive Income.

Form 8-K Filed August 3, 2016

Exhibit 99.1

Non-GAAP Financial Measures

Reconciliation of U.S. GAAP Gross Profit to Segment EBITDA, page 11

8.     We note your reconciliation of U.S. GAAP gross profit to segment EBITDA on both an individual segment and consolidated basis. Pursuant to Question No. 103.02 of the Staff’s C&DIs on Non-GAAP Financial Measures, EBITDA should be reconciled to the most directly comparable U.S. GAAP financial measure of net income. In addition, presenting the consolidated total of segment gross profit outside of the ASC 280 footnote disclosure has no authoritative meaning and should be omitted. To the extent that you consider the consolidated EBITDA to be useful to investor in understanding your financial condition and operations, please present and label it separately as a non-GAAP financial measure and comply with the disclosure requirements under Item 10(e) of Regulation S-K. Also, see Question No. 104.04 of the C&DI.

The Company acknowledges the Staff’s comment. Omission of total segment gross profit would defeat the intended purpose of this disclosure. Therefore, the Company will discontinue the presentation of the referenced Reconciliation of U.S. Gross Profit to Segment EBITDA in the financial tables accompanying future earnings releases.

We hope our response appropriately addresses the Staff’s comment. Please contact me at (818) 637-3101 or via email at tom.emrey@dineequity.com should you require additional information or have any questions.

Sincerely,

/s/ Thomas W. Emrey

Thomas W. Emrey
Chief Financial Officer
(Principal Financial Officer)

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